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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For                   PRESS RELEASE ISSUED ON DECEMBER 17, 2002

        QUEBECOR WORLD INC. (Formerly known as Quebecor Printing Inc.)
 (Translation of Registrant's Name into English)

                  612 Saint-Jacques Street, Montreal, Quebec H3C 4M8
                  (Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F	Form 40-F X

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No X

QUEBECOR WORLD INC.
(Formerly known as Quebecor Printing Inc.)
Filed in this Form 6-K

         Documents index

1.
Press Release issued on December 17, 2002 (#27/02)

December 17, 2002	27/02
For immediate release	Page 1 of 2

QUEBECOR WORLD SIGNS $CDN 270 MILLION LONG-TERM AGREEMENT
TO PRINT DIRECTORIES FOR BELL ACTIMEDIA

Montréal, Canada — Quebecor World Inc. (NYSE, TSX: IQW) is pleased to announce it has signed a long-term agreement to print yellow and white page directories for Yellow Pages Group Co. — formerly known as Bell ActiMedia — , Canada's largest directory publisher.

Under the agreement Quebecor World will print approximately 18 billion directory pages per year for more than 100 different directories in Ontario and Quebec. This represents approximately 40% of all the directory pages printed in Canada.

"I am delighted we have been able to extend and enhance our mutually beneficial relationship with Yellow Pages Group," said Charles G. Cavell, President and CEO of Quebecor World Inc. "They are an important customer of ours and this new agreement is a win-win for both companies."

"This new agreement will allow us to continue to serve our customers by providing the most complete directories in the marketplace," said Marc P. Tellier, President and CEO, Yellow Pages Group. "Throughout our long relationship Quebecor World has continued to improve service so we are able to provide our advertisers with the best ROI media in Canada".

"Our relationship with Yellow Pages Group is a model of how two partners can work together to drive operational excellence to their mutual benefit," said David Bragen, President Quebecor World Directory Group. "We've been able to reduce production times and improve quality. Our digital pre-press satellite technology is a great benefit to a large customer like Yellow Pages Group, that operates on a level of excellence on a global scale. We look forward to continuing this ever evolving relationship."

For immediate release	Page 2 of 2

Quebecor World's state-of-the-art heatset technology offers our directory customers clear crisp quality, vibrant colours for true-to-life reproductions producing a market leading, premier product. The directories will be produced at Quebecor World's facilities in Bromont, Quebec, Richmond Hill and Toronto, Ontario.

About Yellow Pages Group:

Yellow Pages Group Co. is the Canadian leader in the directories business. Its mission is to connect buyers and sellers. The Group markets and distributes print and electronic Yellow Pages™ products including the White pages and Canada's leading electronic directories www.YellowPages™.ca and www.Canada411™.ca. The Yellow Pages™ are the most used and comprehensive directories found in 97% of homes and businesses in Ontario and Quebec. Yellow Pages Group is owned by Kohlberg Kravis Roberts & Co (KKR), Ontario Teachers' Merchant Bank and Bell Canada.

About Quebecor World:

Quebecor World Inc. (NYSE; TSX: IQW) is the largest commercial printer in the world. It is a market leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value added services. Quebecor World Inc. has approximately 40,000 employees working in more than 160 printing and related facilities in the United States, Canada, Brazil, France, the United Kingdom, Belgium, Spain, Austria, Sweden, Switzerland, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

Web address: www.quebecorworld.com

For further information, please contact:

Jeremy Roberts Vice-President, Corporate Finance and Investor Relations Quebecor World Inc. (514) 877-5118 (800) 567-7070	Tony Ross Director, Communications Quebecor World Inc. (514) 877-5317 (800) 567-7070
Daniel C. Hansen Director — Communications and Public Affairs Yellow Pages Group Co. (514) 934-6509

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.
By:	/s/ CHRISTIAN M. PAUPE Name: Christian M. Paupe Title: Executive Vice President, Chief Administrative Officer and Chief Financial Officer

Date: December 17, 2002

QuickLinks

QUEBECOR WORLD INC. (Formerly known as Quebecor Printing Inc.) Filed in this Form 6-K
QUEBECOR WORLD SIGNS $CDN 270 MILLION LONG-TERM AGREEMENT TO PRINT DIRECTORIES FOR BELL ACTIMEDIA
SIGNATURES